Pansoft to Convene Extraordinary Meeting of Stockholders

JINAN, China, August 23, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company will convene its extraordinary meeting of stockholders (the “2012 Special Meeting”) for the fiscal year ended June 30, 2012 on Wednesday, September 26, 2012, at 9:00 a.m. Eastern Daylight Time (EDT), by web conference. All shareholders of record as of August 24, 2012 (the “Record Date”) will be entitled to vote shares (or proxies for shares) held as of the Record Date.

The date, time and website of the 2012 Special Meeting are as follows:

Date:	Wednesday, September 26, 2012
Time:	9:00 a.m. EDT

The internet access information for the meeting is as follows:

www.virtualshareholdermeeting.com/pansoft12

In addition, record shareholders may attend the 2012 Special Meeting in person at the Company’s office located at 3/F Qilu Software Park Building, Jinan Hi-Tech Zone, Jinan, Shandong, People’s Republic of China 250101. Shareholders who choose to attend in person are requested to arrive at least fifteen minutes prior to the start of the meeting.

The following proposals will be voted at the meeting:

1.	To adopt the agreement and plan of merger, dated as of May 16, 2012 (the “Merger Agreement”), by and among Pansoft Company Limited, Timesway Group Limited and Genius Choice Capital Limited as it may be amended from time to time, and approve the transactions contemplated by the Merger Agreement, including the Merger.

2.	To approve any motion to adjourn or postpone the 2012 Special Meeting in order to allow the Company to solicit additional proxies in favor of the approval of the Merger and the approval and adoption of the Merger Agreement in the event that there are insufficient proxies received to pass the resolution approving the Merger during the 2012 Special Meeting.

If a quorum exists at the 2012 Special Meeting and the first proposal is approved, then the agreement of merger will be adopted. If completed, the merger will result in the Company becoming a privately held company and its shares will no longer be listed on the NASDAQ Capital Market. The merger agreement and financing documents contain customary closing conditions. Public shareholders of Pansoft will receive cash payments of $4.15 per share in return for their shares.

Important Notice Regarding the Availability

of Proxy and Information Materials

for the Stockholder Meeting to be Held on September 26, 2012:

Pansoft Proxy Statement and Annex

are available at: www.pansoft.com

The Special Committee and Board of Directors of Pansoft has declared the close of business on August 24, 2012 as the record date for determining the stockholders entitled to notice of and to vote at the 2012 Special Meeting and any adjournment thereof.

Pansoft encourages shareholders who wish to exercise their right to vote all of their shares held as of the Record Date at the 2012 Special Meeting to immediately contact their brokerage firm, bank custodian or other nominee to ensure that their shares are not out on loan as of the Record Date.

The Information Circular and other documents for the 2012 Special Meeting will be delivered to record shareholders by mail. These documents are available at the Company’s principal executive offices located at the following address for five days prior to the Meeting:

3/F Qilu Software Park Building

Jinan Hi-Tech District, Jinan, Shandong Province

People’s Republic of China, 250101

In addition, proxy materials can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

WHETHER OR NOT YOU INTEND TO ATTEND THE 2012 SPECIAL MEETING IN PERSON OR BY WEBCAST, WE URGE YOU TO MARK, DATE, SIGN AND PROMPTLY RETURN THE PROXY CARD INCLUDED WITH THE PROXY MATERIALS OR VOTE VIA THE INTERNET OR TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH IN THE PROXY CARD if you have not done so before our meeting adjournment. After reading the information circular, please mark, date, sign and return, as soon as possible, the enclosed proxy card in the prepaid envelope to ensure that your shares will be represented. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR ATTEND THE 2012 EXTRAORDINARY MEETING IN PERSON OR BY WEBCAST.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 20-F, as amended. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com

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